Exhibit 6.2

EXCLUSIVE LICENSING AGREEMENT

THIS AGREEMENT dated this 31st day of August, 2024 is made by and between HY- POLY RECYCLING LLC (referred to as “Licensor”), and having a principal place of business at 3535 Washington Street, Gurnee, Illinois 60031, and PowerLink Digital Partners I, Inc., a Nevada Corporation, and its assigns (“Licensee”), having a principal place of business at 500 7th Avenue, New York, NY 10018.

WHEREAS:

A. Licensor is the sole owner of all right, title, and interest in and to certain inventions, technology, know-how and patents (see Exhibit A), as well as all intellectual property rights and other rights that can be legally protected relating to the hydrocarbon digestor (the “Product”) (said rights are collectively referred to as “Product Rights”).

B. Licensor has the right and authority to grant the rights transferred under this Agreement and to otherwise bind Licensor as set forth below.

C. Licensee is desirous of acquiring from Licensor the exclusive worldwide exploitation rights to practice and utilize the aforesaid Product and Product Rights, as defined above, together with other rights that can be legally protected including, but not limited to the exclusive right to manufacture and market the Product.

D. Licensor is willing to grant such rights under the terms and conditions set forth in this Agreement after having had the opportunity to independently confer with legal and financial advisors of its choice.

NOW, THEREFORE, in consideration for the mutual covenants and promises contained in this Agreement, the adequacy and sufficiency of which is hereby acknowledged, the parties agree as follows:

1. DEFINITIONS: The following definitions shall apply to this Agreement, unless otherwise stated.

1.1   “Technology” as used in this Agreement, shall mean all know-how (defined below), technical data, or other information of any kind regarding the design, manufacture, operation, use, or sale of any Product or other device for use in any field and incorporating or based on United States Letters Patent Nos. 7,626,062 and 7,892,500, foreign counterparts of this patent, or of the applications leading to such patents, as well as any pending patents or items to be patented, and any other patents now or hereafter owned or controlled by Licensor, as well as any other aspects of the Product that can be legally protected, which would be infringed by Licensee in exercising its rights and license under this Agreement, or based on any products currently sold by Licensor, and any modification or improvements thereto made by Licensor or Licensee. “Technical Information” includes, but is not limited to, all know-how of any kind that is owned or controlled, both now and in the future, and related to the manufacture, use or sale of the licensed product. Included are the related intellectual property rights that are the subject of the Agreement, which are set forth on the attached Exhibit B.

1.2  “Know-How” shall mean all proprietary knowledge, information and expertise possessed by Licensor or to which Licensor has rights relating to the licensed product, whether or not covered by any patent, patent application or future patent application, copyright design, trademark, or other industrial or intellectual property rights.

1.3  “Product” or “Products” as used in this Agreement, shall mean any and all items produced, used and/or sold or otherwise commercialized by Licensee or its sublicenses resulting from the use of any portion of the Technology or based on any portion of the Technology. Product shall mean any product or part thereof which is covered in whole or in part by an issued, unexpired claim or pending claim contained in the Patent Rights (defined below) in the country in which any Products are made, used or sold; is derived from Patent Rights, Know-How, and/or trade secrets related to or described in Patent Rights; or, is sold, manufactured or used in any country under this Agreement.

1.4  “Patent Rights” means all patent rights in and to inventions within the licensed Technology including issued patents and pending patent applications, or items to be patented, whether domestic or foreign, including all substitutions, continuations, continuations-in-part, divisions and renewals, and letters patent granted thereon, and all reissues, re-examinations and extensions thereof. Included in this definition are all trademarks and copyrights that exist relative to the Products and Technology.

1.5 “Territory” as used in this Agreement shall mean the entire world.

2. GRANT OF LICENSE

2.1  Subject to the other terms and conditions set forth in this Agreement, Licensor hereby grants, and Licensee hereby accepts, an exclusive worldwide right and license to manufacture, have manufactured, export, import, use, sell and offer to sell, and to otherwise commercialize the Technology and/or Products and Product Rights in all fields of use.

2.2  Licensee shall have the exclusive right to grant sublicensees consistent with this Agreement. Licensee shall also have the authority to contract with third parties for the performance of this Agreement.

2.3  Licensee may, in its sole discretion as it deems necessary, file for additional patents or intellectual property rights on behalf of Licensor and in Licensor’s name at its own expense in any country it so desires. Licensee will, where feasible in the reasonable judgment of Licensee, file for new patents for the use of the Technology in interchangeable tool application in all countries where any patents for the Technology have been previously granted or applied for.

2.4  Notwithstanding anything to the contrary, all rights to the patents or intellectual property rights now existing or to be obtained in the future, which are based on the Technology or Products shall be the sole property of Licensor.

2.5  Within twenty (20) days after the date of the Agreement, Licensor shall disclose to Licensee any and all technical information and Know-How within the knowledge or possession of Licensor which was not already disclosed to Licensee and which would be helpful to Licensee in the manufacture, or sale of the Product or in otherwise performing this Agreement. Licensor also agrees on an ongoing basis to keep Licensee fully apprised of any and all such information it may come to possess during the term of this Agreement.

2.6 In order to establish exclusivity for Licensee, Licensor herby agrees that it shall not grant any other license to make, have made, use, develop, lease, sell, or otherwise affect in any way the Technology and/or Products or to utilize licensed process throughout the world in any and all fields of use during the period of time commencing with the effective date of this Agreement. Licensor represents and warrants that it has not granted nor is it in the process of granting a license to any third party. In the event the territorial exclusivity or period of exclusivity of the license granted hereunder is limited by applicable laws and regulations concerning government rights pertaining to the subject matter hereof, or by the action, laws, or regulations of any government, the license granted in this Agreement shall not terminate, but shall remain exclusive to the extent permitted by such government action or law and shall become nonexclusive to the extent necessary to conform to applicable laws and regulations as mutually agreed between the parties.

2.7  All improvements shall be deemed automatically subject to this Agreement and shall be included within the definitions set forth herein for Technology and Products. “Improvements” shall include, but not be limited to, any and all new and useful processes, manufacturers, devices, compositions of matter or methods of use first conceived, reduced to practice or developed after the effective date and during the term of this Agreement.

3. WARRANTIES AND REPRESENTATION OF LICENSOR. The following warranties and representations of Licensor are made with the understanding that they shall survive a termination of this Agreement, and that they represent a material term of this Agreement.

3.1  Licensor warrants and represents that it owns entirely and/or has an exclusive right to the Technology, Products, and identified intellectual property rights listed in Exhibits A and B, and that is free to enter into this Agreement and that it has no knowledge of any suit, action, or claim instituted or threatened by a third party against any of these intellectual property rights or the subject matter of this Agreement. Licensor in writing further represents and warrants that it has disclosed to Licensee those third parties, if any, that it has shown the Technology, Products and identified intellectual property rights that are the subject of this Agreement, and states that said third parties do not have rights that would interfere with Licensor’s ability to perform this Agreement.

3.2  Licensor represents, warrants, and covenants that it has not, and during the term of this Agreement, shall not grant any other license for the sale, use, manufacturing or any other aspect of the Product, Product Rights or Technology in the Territory.

3.3  Licensor agrees at its expense, to hold Licensee harmless from any and all liability which results from any breach by Licensor of the representations and warranties. Licensor also agrees to indemnify and hold harmless Licensee for any actions or causes of action or claims that may arise with respect to the Products or Technology prior to the effective date of this Agreement and for any conduct by Licensor, directly or indirectly, that results in any subsequent action or claim against Licensee.

3.4  Licensor acknowledges that during Licensor’s association with Licensee, Licensor may be brought into contact with Licensee’s confidential methods of operation, pricing policies, marketing strategies, knowledge, techniques, trade secrets and other information about Licensee’s operation and business of a confidential nature (“Confidential Information”) and that such information has a special and unique value to Licensee. Therefore, Licensor will not in any manner directly or indirectly, disclose or divulge to any person or other entity whatsoever, directly or indirectly in competition with Licensee any such confidential information during or after expiration of this Agreement. Upon the expiration or termination of this Agreement by either party or for any reason Licensor shall immediately return to Licensee any and all such confidential information in Licensor’s possession or control.

4. PAYMENTS, OBLIGATIONS, WARRANTIES OF LICENSEE. For the rights, privileges, and license granted hereunder, Licensee shall pay certain amounts (sometimes referred to as “royalties” or “payments”) to Licensor in the manner provided in this Agreement in perpetuity or until this Agreement is terminated whichever occurs earlier.

4.1  Licensee agrees to Pay Licensor ongoing royalties in the amount equal to five (5) percent of Net Operating Income of Licensee up to ten million ($10,000,000) per year, and one percent (1%) thereafter, in accordance with this Agreement. The royalty payments shall be due and payable within thirty (30) days of the end of each quarter with the first quarter beginning on January 1, 2025, and thereafter on a quarterly basis.

4.2  Licensee agrees that it will in good faith commit itself to use commercially reasonable efforts to engage in a diligent program of performing this Agreement. “Commercially Reasonable Efforts” shall mean efforts and resources normally used by Licensee for a product owned by it or to which it has exclusive rights, which is of similar market potential at a similar stage in its development or product life, taking into account issues of safety and efficacy, product profile, the competitiveness of the marketplace, the proprietary position of the product or idea, the regulatory and reimbursement structure involved, if any, the profitability of the applicable Product, and other relevant factors.

4.3 Licensee agrees at its expense to hold Licensor harmless from any and all liability which results from the Licensee’s performance and activities hereunder.

4.4  Licensor acknowledges that during Licensee’s association with Licensor, Licensor will be brought into contact with Licensee’s confidential methods of operation, knowledge, techniques, and other information about Licensee’s operation of a confidential nature (“Confidential Nature”) and that such information has a special and unique value to Licensee. Therefore, Licensor will not in any manner directly or indirectly, disclose or divulge to any person or other entity whatsoever, directly or indirectly in competition with Licensee any such confidential information during or after expiration of this Agreement. Upon the expiration or termination of this Agreement by either party or for any reason Licensor shall immediately return to Licensee any and all such confidential information in Licensor possession or control.

5. RECORDS AND REPORTS

5.1  All correspondence between the parties shall be in English. Licensee shall keep proper books of account with reference to their use of the Technology and to all Products which it may use or sell. Licensee shall provide Licensor with a quarterly report reconciled to its quarterly payments.

5.2 In the event of a dispute relative to the statements of sales performed by Licensee and the parties are unable to reach an agreement within thirty (30) days after Licensor’s written notification of disagreement, Licensor shall be entitled to have a certified public accountant bound by professional secrecy review on-site the documents relevant for computing the fee provided that said accountant first signs an acceptable confidentiality agreement. The auditing costs shall be borne by Licensor unless the audit proves the failure of Licensee to provide Licensor with correct statements of sales performed. In the latter case, Licensee shall pay the costs of auditing if the statement of sales is in error in excess of five percent (5%) of amounts due to Licensor.

6. INFRINGEMENT OF LETTERS PATENTS BY THIRD PARTIES

6.1  Should Licensor or Licensee become aware of any infringement or alleged infringement of any Letters Patents covering any portion of the Technology, that party shall immediately notify the other party in writing of the name and address of the alleged infringer, the alleged acts of infringement, and any available evidence of infringement. Licensee has the option to use their best efforts to prevent any infringement and defend the patents upon which the Technology and Products are based.

6.2  Licensor agrees to defend the existing patents filed by Licensor or patents filed by Licensee up to royalty amount if Licensee defends said patent. Licensor may defend the patent if Licensee chooses not to at the Licensors sole expense.

7. TERM AND TERMINATION

7.1  With respect to the rights granted herein, this Agreement shall commence upon the executing hereof and, shall continue until the expiration of US Patent Numbers 7,626,062 and 7,892,500 or until terminated in accordance with this Section.

7.2  If any payment to Licensor is in arrears for thirty (30) days after its due date, or if Licensee materially breaches the terms or conditions of this Agreement, Licensor shall have the right to terminate this Agreement by providing no less than a twenty (20) day written notice and opportunity to cure for monetary defaults and no less than a thirty (30) day written notice and opportunity to cure for non-monetary defaults, after which period Licensor shall have the right to terminate this Agreement.

7.3  Subsequent to termination of this Agreement, Licensee agrees that it shall not engage in the use, sale or other commercialization of the Technology and that it will not sell the Products. Notwithstanding the foregoing, Licensee may, for up to ninety (90) days after the effective date of such termination, sell all Products which may be in inventory and not sold; provided, however, Licensee provides any reports and payments required by this Agreement.

8. TAXES, GOVERNMENT APPROVALS AND LIABILITY

8.1  Licensee shall be solely responsible for the payment and discharge of any taxes, duties or withholdings relating to any transaction of Licensee in connection with the manufacture, export, import, use, sale, lease, or other commercialization of the Technology or the Products, if done by Licensee. Licensor is solely responsible for any and all taxes, fees, etc. levied by the authorities because of being the inventor of the patented Technology including but not limited to the fees payable under this Agreement.

8.2  Licensee shall be responsible for applying for and obtaining any approvals, authorizations, validations relative to this Agreement that it deems necessary under the appropriate national laws or otherwise, including authorization for the remittances hereunder from the appropriate governmental authorities.

8.3  Licensee shall be responsible for all product liability and product warranty for any Products manufactured for or by Licensee under this Agreement and shall insure this risk accordingly. Licensee further indemnifies Licensor for any and all claims brought against Licensor of which the cause of action was set by any act of Licensee related to any Products covered by this Agreement. Licensor indemnifies Licensee for any and all periods of time during which it controls the manufacture and sale of the Products and/or Technology, as well as the time period prior to this Agreement. Licensee covenants and agrees to obtain and maintain at all times during this Agreement a policy or policies of insurance naming Licensor as an additional insured in such policies affording product liability and product warranty for any products manufactured for or by Licensee.

Licensee shall pay all insurance premiums when due and furnish Licensor with a certificate of insurance coverage as well as proof of payment of all insurance premiums.

9. INDEPENDENCE OF THE PARTIES

This Agreement shall not be constituted by the designation of either party as the representative or agent of the other, nor shall either party by this Agreement have the right or authority to make any promise, guarantee, warranty, or representation, or to assume, create or incur any liability or other obligation of any kind, express or implied, against or in the name of, or on behalf of, the other, except as described herein.

10. ASSIGNMENT

10.1 Licensee shall have the right to assign or otherwise transfer this Agreement and the rights acquired by Licensee hereunder without the prior written consent of Licensor. Such assignment or transfer shall not be deemed effective unless such assignee or transferee has agreed in writing to be bound by the terms and conditions of this Agreement.

10.2 Licensor shall have the right to assign or otherwise transfer this Agreement and the rights herein, including the rights acquired by Licensor herein to receive payments from any third party without the prior written consent of Licensee. Such assignment or transfer shall not be deemed effective unless such assignee or transferee has agreed in writing to be bound by the terms and conditions of this Agreement.

10.3 Licensee shall be free to sublicense to others to manufacture, use or sell the Product under the licenses technology but shall remain bound to pay fees as provided in Section 4 of this Agreement.

11. NOTICES

All notices, demands and other communications under this Agreement shall be deemed to have been duly given and delivered one (1) day after sending, if sent by email, fax, telegram or telex, and ten (10) days after posting, if sent by registered airmail, postage prepaid, to the parties at the addresses provided above, unless otherwise notified in writing.

12. JURISDICTION; GOVERNING LAW; DISPUTE RESOLUTION.

12.1 Any dispute, controversy or claim between the parties arising out of or in connection with this Agreement (or related or subsequent agreements or amendments hereto), in particular, but not limited to its conclusion, existence, validity, interpretation, performance/nonperformance, breach, termination, or claims arising in tort, must be brought within six (6) months of the time in which said cause or claim arose, and shall be referred to and finally determined by utilizing the American Arbitration Association established in New York City, New YorkManhattan county, whose decision shall be binding on both parties and not appealable. Alternatively, the parties can agree to utilize a mutually agreed upon independent third party to arbitrate and finally decide their dispute. The prevailing party shall be entitled to its reasonable costs and attorney’s fees incurred.

12.2 This Agreement shall be governed by and construed in accordance with the laws of the State of New York, except that the Federal laws of the United States of America shall apply to questions regarding the validity or infringement or enforceability of United States Federal Patent and Trademark rights relating in any way to this Agreement or the subject matter of this Agreement.

13. DEFAULT; ATTORNEY FEES

13.1 In the event there is a default under this Agreement and it becomes reasonably necessary for any party to employ the services of any attorney, either to enforce or terminate this Agreement, with or without arbitration, the losing party or parties to the controversy arising out of the default shall pay to the successful party or parties its reasonable attorney’s fees and, in addition, such costs and expenses reasonably incurred in enforcing or terminating this Agreement.

In the event of a default of the terms of this Agreement by either party, due to the unique subject matter of this Agreement and irreparable harm that could result to either party, either party shall be entitled to pursue immediately injunctive relief in the New York Supreme Court in Manhattan County, New York.

13.2 All remedies conferred upon any party shall be cumulative and no one remedy shall be exclusive of any other remedy conferred by law or in equity. This Agreement shall not be construed against either party as drafter.

13.3 There shall be no liability imposed on either party on account of any loss, damage, or delay occasioned or caused by strikes, riots, fires, insurrection or the elements, embargoes, failure of carriers, terrorist activities, acts of God or of the public enemy, compliance with any law, regulation or other governmental order, or any other causes beyond the control of either party whether or not similar to the foregoing.

14. GENERAL PROVISIONS

14.1 The parties have each read this Agreement and voluntarily agree to be bound by all of its terms after having had ample opportunity to confer independently with legal and financial professionals of their choice. The parties further agree that this Agreement shall constitute the complete and exclusive statement of the Agreement between them and supersedes all proposals, oral or written, and all other communications between them relating to the Technology and Products, including but not limited to the inventions, technology, and know-how, which are the subject matter of the Agreement. No agreement changing, modifying, amending, extending, superseding, discharging, or terminating this Agreement or any provisions herein shall be valid unless reduced to a writing dated and duly signed by authorized representatives of both parties.

14.2 The provisions of this Agreement are severable, and in the event that any provision(s) of this Agreement shall be held to be invalid, illegal, or unenforceable, the validity, legality, and enforceability of the remaining provisions shall not in any way be affected or impaired thereby. The headings are for reference purposes only and shall not be deemed part of this Agreement.

14.3 The failure of any party to enforce any of the provisions of this Agreement or any rights with respect thereto or to exercise any election provided for therein, shall in no way be considered a waiver of such provisions, rights or election or in any way to affect the validity of this Agreement, unless agreed to in writing between the parties.

14.4 Except as provided elsewhere in this Agreement, all of the legal, accounting and other miscellaneous expenses incurred in connection with this Agreement and the performance of the various provisions of this agreement shall be paid by the party who incurred the expense.

14.5 All covenants, agreements, representations, and warranties made in this Agreement in writing in connection with this transaction shall survive the closing date.

14.6 This Agreement shall be binding not only upon the parties to this Agreement, but also upon without limitation thereto, their assignees, successors, heirs, devices, divisions, subsidiaries, officers, directs and employees.

14.7 This Agreement may be executed in any number of counterparts, each of which shall be deemed an original and shall constitute one and the same agreement.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first mentioned above.

LICENSOR:

By:
Its:

LICENSEE:

PowerLink Digital Partners I, Inc., a Nevada Corporation

By:
Its:

EXHIBIT A

EXHIBIT B

INTELLECTUAL PROPERTY RIGHTS/INTERESTS